

August 25, 2023

Grigorios Siokas
Chief Executive Officer
Cosmos Health Inc.
141 West Jackson Blvd, Suite 4236
Chicago, IL 60604

   Re: Cosmos Health Inc.
     Registration Statement of Form S-3
     Filed August 18, 2023
     File No. 333-274093

Dear Grigorios Siokas:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Kate Beukenkamp at 202-551-3861 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Elliot H. Lutzker